

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2021

Jianwei Li
Chairman and Co-Chief Executive Officer
TradeUP Acquisition Corp.
437 Madison Avenue, 27th Floor
New York, NY 10022

> **Re: TradeUP Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 7, 2021**
> **File No. 333-253322**

Dear Mr. Li:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Description of Securities
Warrants, page 120

1. We note your disclosure here that the Company agrees that any action, proceeding or claim any action, proceeding or claim against you arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, "which jurisdiction will be the exclusive forum" for any such action, proceeding or claim. We also note that Section 9.3 of your warrant agreement filed as Exhibit 4.4 has been revised to state this jurisdiction is exclusive and that this exclusive forum provision applies to claims under the Securities Act. Please revise your disclosure here and include a new risk factor to clearly describe any risks or other impacts

on investors and address any uncertainty about enforceability.

You may contact Steven Lo, Staff Accountant, at 202-551-3394 or Raj Rajan, Staff Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Arila Zhou, Esq.